EXHIBIT 8.1

List of Significant Subsidiaries and VIEs of the Registrant

Subsidiaries	Place of Incorporation
Waterdrop Group HK Limited	Hong Kong
Waterdrop Technology Group Co., Ltd.	PRC
Shanghai Danzheng Health Technology Co., Ltd.	PRC
Consolidated Variable Interest Entities	Place of Incorporation
Beijing Shuidi Hubao Technology Co., Ltd.	PRC
Beijing Zhuiqiu Jizhi Technology Co., Ltd.	PRC
Beijing Zongqing Xiangqian Technology Co., Ltd.	PRC
Beijing Guangmu Weichen Technology Co., Ltd.	PRC
Subsidiaries of Consolidated Variable Interest Entities	Place of Incorporation
Shuidi Insurance Brokerage Co., Ltd.	PRC
Miaoyi Hulian (Beijing) Technology Co., Ltd.	PRC
Tairui Insurance Agency Co., Ltd.	PRC
Beijing Yifan Fengshun Medical Technology Co., Ltd.	PRC